Filed pursuant to Rule 433
Registration No. 333-185087
March 13, 2013
PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Designation:	Senior Notes, Series J, due 2023
Principal Amount:	$250,000,000
Maturity:	March 15, 2023
Coupon:	3.20%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2013
Treasury Benchmark:	2.00% due February 15, 2023
Treasury Yield:	2.019%
Reoffer Spread:	T+ 120 basis points
Yield to Maturity:	3.219%
Price to Public:	99.839% of the principal amount thereof
Transaction Date:	March 13, 2013
Settlement Date:	March 18, 2013 (T+3)
Redemption Terms: Make-whole call: Par call:	Prior to December 15, 2022 at a discount rate of the Treasury Rate plus 20 basis points On or after December 15, 2022 at par
Minimum Denomination:	$1,000
CUSIP/ISIN:	454889 AP1 / US454889AP14
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC KeyBanc Capital Markets Inc. UBS Securities LLC
Co-Managers:	Fifth Third Securities, Inc. Loop Capital Markets LLC Mizuho Securities USA Inc.
Expected Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings Ltd.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA). toll-free at 1-800-221-1037, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or UBS Securities LLC toll-free at 1-877-827-6444, extension 561 3884.